EXHIBIT 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2017 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $46.7 million, (ii) drawdown of $23.4 million for the financing of one of the Company’s vessels under construction and the payment of $33.0 million to the shipbuilding yard, (iii) drawdowns of $50.2 million for the refinancing of Asahi Princess, World Harmony and Chantal and the repayment of $56.2 million of matured loans, (iv) the prepayment of $71.2 million and the drawdown of $85.0 million for the refinancing of Lisboa, (v) the payment of $4.2 million of common share dividends, (vi) the payment of $6.6 million of preferred share dividends, (vii) the sale of 515,000 of our common shares for an aggregate sum of $2.5 million, and (viii) declaration of a $4.2 million common share dividend.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2017 and September 29, 2017.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” attached as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2016.

	As of June 30, 2017
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$250,408	$193,464
Restricted cash	7,750	7,750

Total cash	$258,158	$201,214

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,838,987	$1,823,452

Stockholders equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding on an actual and as an adjusted basis	12,025	12,025
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and as an adjusted basis; 87,338,652 shares issued on an actual and as adjusted basis and 84,371,583 shares outstanding on an actual basis and 84,886,583 shares outstanding on an adjusted basis	87,339	87,339
Additional paid-in capital	858,109	858,109
Cost of treasury stock	(16,551)	(13,676)
Accumulated other comprehensive loss	(7,509)	(7,509)
Retained earnings	585,333	569,808
Non-controlling interest	13,058	13,058

Total stockholders’ equity	1,531,804	1,519,154

Total capitalization	$3,370,791	$3,342,606